February 13, 2006 VIA EDGAR AND UPS Ms. Sara D. Kalin Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549

Re: Stanwich Asset Acceptance Company, LLC Registration Statement on Form S-3 Filed December 8, 2005 File No. 333-130210

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Terry Schiff
Direct Tel (212) 506-2539
Direct Fax (212) 849-5539
tschiff@mayerbrownrowe.com

Dear Ms. Kalin:

This letter is submitted on behalf of Stanwich Asset Acceptance Company, LLC (the "Registrant") in response to comments of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Registrant's registration statement on Form S-3 (the "Registration Statement") as set forth in the letter to Sara D. Kalin, dated January 5, 2006.

We are at this time, on behalf of the Registrant, submitting Pre-Effective Amendment No. 1 to the Registration Statement (the "Amendment") electronically via Edgar. As well, we are enclosing three (3) hard copies of the Amendment. For your convenience, we have also enclosed three (3) blacklined copies of the Amendment, marked to indicate the changes that have been made in response to the staff's comments and other changes.

For reference purposes, the exact text of the Commission's numbered comments in the January 5, 2006 letter has been reproduced in italics with the Registrant's response indicated below each comment. Page number references in the Registrant's responses refer to the relevant pages of the blacklined copy of the Amendment. Capitalized terms used, but not defined herein, have the meanings set forth in the Amendment.

General

1.	Please note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable. Accordingly, if comments issued for one apply to the other, make conforming revisions as appropriate.

Response: We confirm that we will comply with this instruction to apply comments universally as applicable.

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2.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response: Stanwich Asset Acceptance Company, LLC, as depositor, has confirmed that all such Exchange Act filings for each such issuing entity, have been made within the required time period during the last twelve months. The CIK codes for such entities are as follows:

•	Carrington Mortgage Loan Trust, Series 2005-NC4 (0001336281)

•	Carrington Mortgage Loan Trust, Series 2005-NC5 (0001340529)

•	Carrington Mortgage Loan Trust, Series 2005-FRE1 (0001343368)

•	Carrington Mortgage Loan Trust, Series 2006-NC1 (0001350665)

3.	Please confirm that all material terms of the finalized agreements will either be in the final 424 or filed prior to or simultaneously with the 424.

Response: We confirm that all material terms of the finalized agreements will either be in the final 424 or filed prior to or simultaneously with the 424.

4.	While we note your disclosure on page 53 of the base prospectus indicating that the actual forms of insurance policies will "typically" be filed as exhibits to the Form 8-K to be filed with the Commission in connection with the issuance of the related series of certificates, please confirm that you will file any enhancement or support agreements and agreements related to derivative instruments as exhibits. Refer to Instruction 1 to Item 1114(a) and Item 1115(a)(5) of Regulation AB, respectively.

Response: We confirm that we will file any enhancement or support agreements and agreements related to derivative instruments as exhibits.

5.	We note that your base prospectus indicates that the trusts may include mortgage-backed securities insured or guaranteed by Fannie Mae, Freddie Mae or Ginnie Mae. However, your prospectus supplement does not contemplate a pool that includes such securities. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

Response: We have determined that these types of assets will not be included in any trust and have deleted references to these types of assets.

Prospectus Supplement

Summary

6.	Please clarify the role of the "responsible party."

Response: The disclosure has been clarified as requested on page S-7.

7.	While we note your "Optional Termination" discussion on page S-15, please expand the disclosure in your summary section to include a summary of any other events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds. For example, we note that a "Trigger Event" could affect the manner in which distributions are made.

Response: The disclosure has been expanded as requested on page S-14.

Description of the Mortgage Pool
Mortgage Loan Characteristics, page S-36

8.	We note that the sixth bullet-point on page S-37 indicates that as of certain dates, none of the mortgage loans will be 30-59 days and 60 or more days delinquent.

Please revise to clarify whether the dates to which you refer are the cut-off date or other dates. Additionally, it does not appear that you have provided the delinquency information for the asset pool required by Item 1111(c) or 1100(b) of Regulation AB. If this is because you plan to include no delinquent assets in the mortgage pool as of the cut-off date, revise to clarify this by providing your disclosure in this section in conformance with the definition of "Delinquent" as set forth in Item 1101(d) of Regulation AB. If your mortgage pool will include delinquent assets as of the cut-off date, revise to include the disclosure required by Item 1111(c) and 1100(b) of Regulation AB and tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Response: We have revised the disclosure as requested on page S-38 of the form of prospectus supplement to include the percentage of mortgage loans that are 30-59 days delinquent and 60 or more days delinquent, which in no case shall exceed 20%, as measured by dollar volume, of the mortgage pool as of the cut-off date. With respect to Item 1111(c) and 1100(b) of Regulation AB, we have revised the disclosure on page S-88. The disclosure required under Item 1100(b)(5) is provided beginning on page S-87 under the heading "Static Pool Information."

Static Pool Information, page S-75

9.	Please revise to confirm, if true, that you will provide all information required by Item 1105 of Regulation AB.

Response: The disclosure has been revised to confirm that we will provide all information required by Item 1105 of Regulation AB.

Use of Proceeds/Method of Distribution, page S-145

10.	We note that the sponsor will apply a portion of the net proceeds to repay financing provided by an affiliate of the underwriter, who may be an affiliate of the depositor and sponsor. Please disclose the amount of all expenses payable from the offering proceeds and the specific amount payable to each affiliate. Refer to Item 1107(j) of Regulation AB.

Response: We have determined that no affiliates of the depositor and sponsor will provide financing to the sponsor and have revised the disclosure as requested on page S-33 and S-159.

Base Prospectus

General

11.	Describe any arrangements to have the ratings of the certificates monitored while they are outstanding. Refer to Item 1120 of Regulation AB.

Response: We have revised the disclosure as requested on page S-160 of the form of prospectus supplement.

The Trusts
Convertible Mortgage Loans, page 12

12.	We note that the depositor, master servicer or another party may agree to act as remarketing agent with respect to converted mortgage loans. Please confirm that you will file a new registration statement with respect to any remarketing transactions that use the depositor or any affiliate of the depositor as the remarketing agent. Additionally, please note that in a registered remarketing transaction the issuer must update the prospectus so that at the time of the remarketing the prospectus includes all of the information regarding the pool required to be in the prospectus. See footnote 193 of Release 33-8518. To the extent the issuer has not previously updated the prospectus to include all the updated information required by Form S-3, such as updated information required by Item 1111 of Regulation AB, through incorporation of Exchange Act filings, the issuer must file and incorporate by reference a Form 8-K containing the information regarding the pool assets or must file a prospectus supplement or post-effective amendment, as appropriate, to update the prospectus.

Response: We confirm that we will file a new registration statement with respect to any registered remarketing transactions that use the depositor or any affiliate of the depositor as the remarketing agent.

Description of the Certificates, page 23

13.	We note that trusts may include mortgage loans with adjustable mortgage rates, including loans whose interest rates adjusts on the basis of variable indices. Please expand your disclosure to identify the indices on which the adjustable mortgage rates may be based. Additionally, please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2.of SEC Release 33-8518.

Response: We have expanded the disclosure to add a cross-reference to a more specific discussion contained in the form of prospectus supplement of the indices on which the adjustable mortgage rates may be based.

Description of Credit Enhancement, page 51

14.	Please revise to delete the catch-all bullet points "derivative products, as described in the prospectus supplement" and "another form as may be described in the prospectus supplement" on top of page 53. Instead, disclose all forms of credit enhancement and derivative products reasonably contemplated to be included in an actual takedown. Please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.

Response: The disclosure has been revised as requested on page 52.

Evidence as to Compliance, page 69

15.	Please revise to clarify that you will be using Item 1122 of Regulation AB as the basis for your compliance and attestation reports and tell us whether you have amended your underlying agreements to make this a contractual obligation.

Response: The disclosure has been clarified as requested on page 69. In addition, we are filing herewith forms of our underlying agreements which include terms which make this a contractual obligation.

Signatures

16.	The registration statement should be signed by the depositor's principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to General Instruction V.B of Form S-3.

Response: The signatories of the registration statement have been revised as requested.
Sincerely,
Terry Schiff